UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

TheMaven, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88339B102
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
Telephone: 212-451-2250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339B102

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,932,170 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,932,170 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,932,170 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 9.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1) Includes 4,000,920 shares of Common Stock reported herein are issuable upon conversion of 1,320 shares of Series H Preferred Stock at the election of the Reporting Person subject to a beneficial ownership limitation of 9.99%. The original 4.99% beneficial ownership limitation could be increased up to 9.99% at the election of the Reporting Person by providing 61 days’ notice to the Issuer. The Reporting Person has provided such notice and, accordingly, the 9.99% beneficial ownership limitation limits the conversion of the excluded shares of Series H Preferred Stock held by the Reporting Person.
(2) The percentage reported herein is based upon a denominator of 229,539,153 shares of common stock, par value $0.01 (the "Common Stock") of the Issuer that is the sum of (i) 175,651,683 shares of Common Stock outstanding following the conversion of the Issuer's Series I Convertible Preferred Stock, Series J Convertible Preferred Stock, and Series K Convertible Preferred Stock on December 18, 2020, based on information provide to the Reporting Person by the Issuer plus, (ii) 53,887,470 shares of Common Stock issued upon the conversion of convertible debentures on December 31, 2020, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on January 6, 2021, and (iii) the number of shares issuable upon conversion of Series H Preferred Stock within 60 days of this filing subject to the beneficial ownership limitations discussed above.

CUSIP No. 88339B102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Terms defined in the Original Schedule 13D are used in this Amendment No. 2 as so defined, unless otherwise defined in this Amendment No. 2.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 18,931,250 shares of Common Stock of the Issuer reported herein were acquired through the conversion of Series I Preferred Stock and Series J Preferred Stock through no action of the Reporting Person immediately subsequent to the Issuer amending its Certificate of Incorporation to authorize additional shares of Common Stock. The remaining 4,000,920 shares of Common Stock of the Issuer reported herein are issuable upon conversion of 1,320 shares of Series H Preferred Stock of the Issuer. The aggregate purchase price for the 22,932,170 shares of Common Stock was $11,000,000. The sources of funds for acquiring the foregoing shares was working capital of the Reporting Person and a separately account managed by the Reporting Person.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

Since the filing of the Original Schedule 13D, the Reporting Person has engaged, and may continue to engage, in discussions with the Issuer and its representatives, and other shareholders of the Issuer regarding the Board composition matters described in the Preliminary Consent Statement filed by the Group on December 1, 2020. Such discussions could lead to changes to the composition of the Board, including the appointment of one or more representatives of the Reporting Person to the Board. There can be no certainty regarding the outcome of those discussions.

Item 5. Interest in the Securities of the Issuer

Items 5(a) - (b) are hereby amended and restated to read as follows:

(a)(b) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person. The percentage reported therein is based upon a denominator of 229,539,153 shares of common stock, par value $0.01 (the "Common Stock") of the Issuer that is the sum of (i) 175,651,683 shares of Common Stock outstanding following the conversion of the Issuer's Series I Convertible Preferred Stock, Series J Convertible Preferred Stock, and Series K Convertible Preferred Stock on December 18, 2020, based on information provide to the Reporting Person by the Issuer plus, (ii) 53,887,470 shares of Common Stock issued in exchange of convertible debentures on December 31, 2020, as reported by the Issuer in its 8-K, and (iii) the number of shares issuable upon conversion of Series H Preferred Stock within 60 days of this filing subject to the beneficial ownership limitations discussed above. See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. Except as otherwise noted, no person set forth on Schedule A directly owns any shares of Common Stock as of the date hereof.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that it does not directly own or control through investment advisory or other agreements. The Reporting Person specifically disclaims beneficial ownership of the securities reported owned by other members of the Group that it does not directly own.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2021

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President